Mail Stop 3010

February 16, 2010

Mr. Ronnie L. Steinocher
Principal Financial Officer
Greater Asia Realty Holdings, Ltd.
c/o Pertex Petroleum LP
3327 West Wadley, #3-267
Midland, Texas 79707

> **Re: Greater Asia Realty Holdings, Ltd.**
> **File No. 000-52695**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2009**

Dear Mr. Ronnie Steinocher:

We issued comments to you on the above captioned filings on October 27, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 2, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 2, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jaime John at 202-551-3446 or me at 202-551-3414 if you have any questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant